# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sunshine Biopharma Inc., CIK 0001402328
CUSIP: 867781700
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 333 LAS OLAS WAY, CU4 SUITE 433, FORT LAUDERDALE, Florida (FL), 33301
Date of event which requires filing of this statement: 05/18/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001288478

## Reporting persons
- BIGGER CAPITAL FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 805,000; sole dispositive power 0; shared dispositive power 805,000; aggregate amount beneficially owned 805,000 (4.73% of the class)
- Bigger Capital Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 805,000; sole dispositive power 0; shared dispositive power 805,000; aggregate amount beneficially owned 805,000 (4.73% of the class)
- District 2 Capital Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 805,000; sole dispositive power 0; shared dispositive power 805,000; aggregate amount beneficially owned 805,000 (4.73% of the class)
- District 2 Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 805,000; sole dispositive power 0; shared dispositive power 805,000; aggregate amount beneficially owned 805,000 (4.73% of the class)
- District 2 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 805,000; sole dispositive power 0; shared dispositive power 805,000; aggregate amount beneficially owned 805,000 (4.73% of the class)
- District 2 Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 805,000; sole dispositive power 0; shared dispositive power 805,000; aggregate amount beneficially owned 805,000 (4.73% of the class)
- Bigger Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,610,000; sole dispositive power 0; shared dispositive power 1,610,000; aggregate amount beneficially owned 1,610,000 (9.47% of the class)

## Item 1. Issuer
Name of issuer: Sunshine Biopharma Inc.
Address of issuer's principal executive offices: 333 Las Olas Way, CU4, Suite 433, Fort Lauderdale, FL 33301

## Item 2. Person Filing
Name of person filing:
Bigger Capital Fund, LP ("Bigger Capital")

Bigger Capital Fund GP, LLC ("Bigger GP")

District 2 Capital Fund LP ("District 2 CF")

District 2 Capital LP ("District 2")

District 2 GP LLC ("District 2 GP")

District 2 Holdings LLC ("District 2 Holdings")

Michael Bigger

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Bigger Capital Fund, LP
11700 West Charleston Blvd., #170-659
Las Vegas, NV 89135

Bigger Capital Fund GP, LLC
11700 West Charleston Blvd., #170-659
Las Vegas, NV 89135

District 2 Capital Fund LP
175 W. Carver Street
Huntington, NY 11743

District 2 Capital LP
175 W. Carver Street
Huntington, NY 11743

District 2 GP LLC
175 W. Carver Street
Huntington, NY 11743

District 2 Holdings LLC
175 W. Carver Street
Huntington, NY 11743

Michael Bigger
11700 West Charleston Blvd., #170-659
Las Vegas, NV 89135
Citizenship:
Bigger Capital Fund, LP
Delaware

Bigger Capital Fund GP, LLC
Delaware

District 2 Capital Fund LP
Delaware

District 2 Capital LP
Delaware

District 2 GP LLC
Delaware

District 2 Holdings LLC
Delaware

Michael Bigger
USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of May 18, 2025, Bigger Capital beneficially owned 805,000 shares of Common Stock.

The amount does not include: (i) 195,000 shares of Common Stock issuable upon exercise of Pre-Funded Warrants, which were subject to a 4.99% beneficial ownership limitation, (ii) 1,816,968 shares of Common Stock issuable upon exercise of Series B Warrants, which were subject to a 4.99% beneficial ownership limitation, and (iii) 2,000,000 shares of Common Stock issuable upon exercise of Series C Warrants, which were subject to a 4.99% beneficial ownership limitation, which are not included in the amount deemed to be beneficially owned by the Reporting Persons.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the Issuer's securities described herein.

As of May 18, 2025, District 2 CF beneficially owned 805,000 shares of Common Stock.

The amount does not include: (i) 195,000 shares of Common Stock issuable upon exercise of Pre-Funded Warrants, which were subject to a 4.99% beneficial ownership limitation, and (ii) 2,000,000 shares of Common Stock issuable upon exercise of Series C Warrants, which were subject to a 4.99% beneficial ownership limitation, which are not included in the amount deemed to be beneficially owned by the Reporting Persons.

District 2, as the investment manager of District 2 CF, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by District 2 CF.

District 2 GP, as the general partner of District 2 CF, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by District 2 CF.

District 2 Holdings, as the managing member of District 2 GP, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by District 2 CF

Mr. Bigger, as the managing member of Bigger GP and the managing member of District 2 Holdings, may be deemed to beneficially own the: (i) 805,000 shares of Common Stock beneficially owned by Bigger Capital, and (ii) 805,000 shares of Common Stock beneficially owned by District 2 CF. Does not include: (a) 195,000 shares of Common Stock issuable upon exercise of Pre-Funded Warrants, which were subject to a 4.99% beneficial ownership limitation owned by Bigger Capital, (b) 1,816,968 shares of Common Stock issuable upon exercise of Series B Warrants, which were subject to a 4.99% beneficial ownership limitation owned by Bigger Capital, (c) 2,000,000 shares of Common Stock issuable upon exercise of Series C Warrants, which were subject to a 4.99% beneficial ownership limitation owned by Bigger Capital, (d) 195,000 shares of Common Stock issuable upon exercise of Pre-Funded Warrants, which were subject to a 4.99% beneficial ownership limitation owned by District 2 CF, and (e) 2,000,000 shares of Common Stock issuable upon exercise of Series C Warrants, which were subject to a 4.99% beneficial ownership limitation owned by District 2 CF.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital. Each of District 2, District 2 GP, District 2 Holdings and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by District 2 CF. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based on 17,005,945 shares of Common Stock outstanding immediately after the offering based upon the Issuer's Prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on May 19, 2026.

As of May 18, 2025, (i) each of Bigger Capital and Bigger GP may be deemed to beneficially own 4.73% of the outstanding shares of Common Stock, (ii) each of District 2 CF, District 2, District 2 GP and District Holdings may be deemed to beneficially own 4.73% of the outstanding shares of Common Stock, and (iii) Mr. Bigger may be deemed to beneficially own approximately 9.47% of the outstanding shares of Common Stock. Does not include: (a) 195,000 shares of Common Stock issuable upon exercise of Pre-Funded Warrants, which were subject to a 4.99% beneficial ownership limitation owned by Bigger Capital, (b) 1,816,968 shares of Common Stock issuable upon exercise of Series B Warrants, which were subject to a 4.99% beneficial ownership limitation owned by Bigger Capital, (c) 2,000,000 shares of Common Stock issuable upon exercise of Series C Warrants, which were subject to a 4.99% beneficial ownership limitation owned by Bigger Capital, (d) 195,000 shares of Common Stock issuable upon exercise of Pre-Funded Warrants, which were subject to a 4.99% beneficial ownership limitation owned by District 2 CF, and (e) 2,000,000 shares of Common Stock issuable upon exercise of Series C Warrants, which were subject to a 4.99% beneficial ownership limitation owned by District 2 CF.

Regarding Item 5 below, as of May 19, 2026, the Reporting Persons sold all of the Common Stock, including, all the Common Stock issuable upon the exercise of the Pre-Funded Warrants that they held and accordingly, the Reporting Persons as of May 19, 2026, are not the beneficial owners of at least 5.00% of the Issuer's Common Stock.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BIGGER CAPITAL FUND L P: /s/ Michael Bigger, Michael Bigger, Managing Member of Bigger Capital Fund GP, LLC, its general partner (05/21/2026)
- Bigger Capital Fund GP, LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (05/21/2026)
- District 2 Capital Fund LP: /s/ Michael Bigger, Michael Bigger, Managing Member of District 2 GP LLC, its general partner (05/21/2026)
- District 2 Capital LP: /s/ Michael Bigger, Michael Bigger, Managing Member (05/21/2026)
- District 2 GP LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (05/21/2026)
- District 2 Holdings LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (05/21/2026)
- Bigger Michael: /s/ Michael Bigger, Michael Bigger (05/21/2026)